November 5, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

Attention: Eric Atallah and Mary Mast

Re: Surgalign Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed: March 16, 2021

File No. 001-38832

Dear Mr. Atallah and Ms. Mast:

On behalf of Surgalign Holdings Inc. (the “Company,” “Surgalign” or “we”), please find responses to your comment in reference to the Company’s Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10K”).

As requested by the Staff in your letter, please find below our responses to your comment.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Non-GAAP Financial Measures, page 41

Comment 1: We note from your response to prior comment 2 that management separately analyzes the realizability of deferred tax assets on a non-GAAP basis and has determined that no valuation allowance is needed to reflect the Company’s non-GAAP deferred tax assets. Please address the following:

•	Provide us with your analysis of the realizability on your deferred tax assets on a non-GAAP basis.

•	Explain the differences between your non-GAAP analysis and the analysis management performs under GAAP.

•	Explain why you believe this does not constitute an individually tailored recognition and measurement method under Non-GAAP Financial Measures C&DI 100.04.

Management response: The Company acknowledges the Staff’s comment and in future filings will not include changes in its valuation allowance as a non-GAAP adjustment used in calculating net income (loss).

If you have any further questions or comments please contact Chris Thunander, phone number 708- 305-1619 or email at cthunander@surgalign.com.

Sincerely,

Chris Thunander

Chief Accounting Officer